Envoy

Communications Group Inc.

Annual Report 2003

Dear Shareholders,

The fiscal 2003 results for Envoy Communications Group Inc. showed significant improvement compared to the previous year. Our accomplishments this year, both strategically and financially, reflected management’s execution of its restructuring plan to more closely align our costs with our projected revenues, to divest non-core assets, to reduce bank indebtedness and to focus our resources on our core business of consumer and retail branding.

The Watt group of companies, our branding business, has proven successful at creating and executing private label programs and landmark store design making Envoy a world authority in brand strategy and design for the retail sector. Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability. Our international experience will be leveraged so that we capitalize on opportunities in these markets and continue to geographically diversify our revenue streams.

Fiscal 2003 saw a record number of new client wins, signaling that our re-focus on marketing and business development that took place in early 2003 has been successful. Revenue increases coming from a number of these new clients will start to affect our financial results in the last half of 2004.

Your management team at Envoy began a process of re-engineering the operations of the business in early 2003. We are pleased with our progress to date and expect economic efficiencies from these initiatives and the broad implementation of our process management technology (ODIN) to have a positive material impact on our fiscal 2004 results.

These realities, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents Envoy with a spectrum of opportunities, from overall brand strategy and store design, to private label program development with key customers like grocers, mass merchants, pharmacies and home improvement companies. Envoy is well placed to capitalize on its unique position in the market.

Envoy is prepared to seize the opportunities of today, and is actively planning to move forward to areas where there is the greatest potential for growth for 2004 and beyond. To achieve this vision, Envoy has five key initiatives planned for fiscal 2004:

     1.) Expanding our business through strategic M&A activity

     2.) Growing revenues through new customer acquisition

     3.) Increasing our service offering to our current customers

     4.) Reducing costs through increased operational efficiencies

     5.) Strengthening our balance sheet and our financial performance

As we consider our position in the economy today, and our understanding of where opportunities exist for tomorrow, we thank you for your continued support and your confidence that the Envoy leadership team is committed to building shareholder value.

By: /s/ Geoffrey B. Genovese	By: /s/ Linda Gilbert
Geoffrey B. Genovese	Linda Gilbert
President, Chairman & CEO	Chief Financial Officer

Envoy Communications Group Inc.
Management Discussion and Analysis
Fiscal year ended September 30, 2003

The following section of our annual report sets forth Management’s Discussion and Analysis of the financial performance of Envoy for the year ended September 30, 2003 compared to the year ended September 30, 2002. The analysis is based on our audited consolidated financial statements (the “Financial Statements”), including the accompanying notes, which are presented elsewhere in this report.

OVERVIEW

Over the past year Envoy has divested its technology services and remains focused on the expansion and prosperity of its core business of consumer and retail branding. The Watt group of companies (“Watt”), our branding business, has proven successful at creating and executing private label programs and landmark store design, making Envoy a world authority in brand strategy and design for the retail sector.

Retail is the second largest industry in the U.S. and one of the largest industries worldwide. Unlike other, more volatile sectors, the retail industry continues to grow at a steady rate, particularly as developing countries achieve greater economic stability.

This reality, coupled with Watt’s lengthy history of success and innovation in the retail industry, presents Envoy with a spectrum of opportunities – from overall brand strategy to store design to private label program development – with key customers like grocers, mass merchants, pharmacies and home improvement companies. Envoy has made a series of announcements subsequent to the 2003 fiscal year-end that highlight the significant opportunities we are pursuing.

In November 2003, Envoy announced its intention to embark on a strategic M&A expansion plan to further enhance its leadership position in both North America and Europe, and has hired Jefferies & Company of New York to advise it on acquisition opportunities.

In the same month, Watt announced the launch of Gilchrist North America (“GNA”), a state-of- the-art reprographics and brand management business, with locations in Toronto, Bentonville and Boston. GNA will leverage the highly experienced work force and sophisticated equipment of Gilchrist UK, Watt’s UK based brand management company, to provide its clients with a superior product. GNA has quickly become an integral part of our new client acquisition strategy.

Also in November 2003, Watt announced the launch of Studio Watt, a niche-focused agency devoted to serving the distinct needs of style-based specialty and boutique labels throughout North America.

In January 2004, Watt announced the launch of ‘ODIN’, a web based software system that manages every stage of the design process in real-time, from concept development and package design to printing, packaging and getting the product to market. With anytime, anywhere access, ODIN provides Watt clients the ability to efficiently track and manage their projects, and know instantly if there are any project deviations, timeline extensions, or delays from suppliers. The efficiency gained through ODIN offers a significant competitive advantage for Watt and its clients, and ensures at least a 20 percent increase in speed –to-market.

The costs associated with these initiatives will be absorbed as part of our expenses in the first and second quarter of fiscal 2004, and the enhanced revenue and profitability that they are expected to provide, will be realized in our third and fourth quarter results in fiscal 2004.

Envoy’s 2003 results improved significantly compared to the previous year, reflecting management’s execution of the fiscal 2002 restructuring plan to more closely align costs with projected revenue, to divest of non-core assets, to reduce bank indebtedness and to focus resources on our consumer and retail branding businesses.

During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of our New York advertising agency, Hampel Stefanides Inc. (“Hampel”, or “the New York Agency”) after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of this company. We also successfully terminated the real- estate lease commitments associated with our New York Agency. The cost associated with this termination of the real estate has been fully expensed in the Financial Statements. Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration. In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and our other technology company, Sage Information Consultants Inc. (“Sage”), was shutdown.

As a result of our restructuring efforts and closure of unprofitable businesses, our salaries and benefits and occupancy costs have decreased significantly.

Our salaries decreased to $28.0 million from $45.1 million or 38% from the previous year. As we stated in the second quarter, our goal was to improve our labour to net revenue ratio to 62% from 72% in the second half of fiscal 2003. We achieved our goal, as our labour to net revenue ratio was 62% for the 4th quarter and was approximately 60% for the second half of fiscal 2003. We expect our labour to net revenue ratio for fiscal 2004 to continue at these levels.

Our occupancy costs have decreased to $3.3 million from $4.7 million or 31% from the previous year. As we stated in the second quarter of fiscal 2003, we estimated that our occupancy to net revenue ratio would improve from 9% in the second quarter of fiscal 2003 to 6.5% in the second half of fiscal 2003. We achieved an occupancy to net revenue ratio of 6.2% for the 3rd quarter and 6.3% for the 4th quarter of fiscal 2003. We expect our occupancy to net revenue ratio to continue to improve and be in the 5.7% range in fiscal 2004.

In April 2003, we normalized our banking arrangements with our bankers, The Toronto-Dominion Bank and Fleet Bank. The new credit agreement with our bankers provides for a demand operating line of credit of up to $7.0 million. In order to obtain the new credit facility, we reduced our level of bank borrowings by issuing $2.0 million of convertible debentures that mature during the 2nd quarter of 2008, and renegotiated the terms of our existing debentures. Costs associated with the new credit agreement have been charged to interest expense. By September 30, 2003, we had reduced our total outstanding debt to $11.4 million from $14.0 million at the end of fiscal 2002.

Management continues to focus on our core strength, consumer and retail branding. In the 4th quarter of fiscal 2003, Watt represented 87% of our business. In the third quarter of fiscal 2003, Watt signed new client contracts valued at more than $12.0 million over a three to four year period. This new business will begin positively impacting our revenue in the second half of fiscal 2004.

Net revenue for the year ended September 30, 2003 was $42.4 million, which included net revenue of $3.4 million from subsidiaries disposed of or shut down during the year. At June 30, 2003 we had estimated that our net revenue for the 4th quarter would be consistent with our 3rd quarter in the range of $11.0 million. The actual net revenue for the 4th quarter was $10.8 million. Net revenue in the second half of fiscal 2003 increased 2.5% over the net revenue in the first half of fiscal 2003, slightly lower than our expected growth of 3.5%. This lower than anticipated growth is due to a number of factors, including slower than anticipated start up of our new Watt division (providing reprographic services in Canada), and the significant declines in the travel business impacting the operations of our corporate events subsidiary.

As a result of the operational changes and financial changes discussed above, management believes the business will continue to show improved earnings and a strengthened balance sheet. Consistent with prior years, we expect the second half of fiscal 2004 to be stronger than the first half of fiscal 2004, reflecting the seasonal patterns in our business.

RESULTS OF OPERATIONS

COMPARISON OF OPERATING RESULTS FOR FISCAL YEARS 2003 AND 2002

Net revenue Our net revenue represents our compensation for services. A portion of our compensation from agency or advertising and marketing services is generated from non- refundable monthly agency fees and the balance is from commissions. Our compensation from non-agency or “project related” services is primarily generated from project fees and hourly charges. Net revenue is net of any pass-through costs such as media and production costs incurred on behalf of clients in acting as agent for them.

Net revenue for the twelve months ended September 30, 2003 was $42.4 million, compared to $59.1 million for the twelve months ended September 30, 2002, a decrease of $16.7 million or 28%.

Revenue Mix by type of service and by client location:

	Net Revenue (in millions)
	2003	% of total	2002	% of total

By Type of Service
Marketing	$7.8	18%	$12.4	21%
Consumer and retail branding	34.3	81%	38.2	65%
Technology	0.3	1%	8.5	14%

	$42.4	100.0%	$59.1	100.0%

	2003	% of total	2002	% of total

By Client Location
Canada	$7.0	17%	$16.0	27%
United States	18.2	43%	27.7	47%
Europe *	17.2	40%	15.4	26%

	$42.4	100.0%	$59.1	100.0%

* Europe includes the United Kingdom and Continental Europe

Net revenue by type of service:

Approximately $8.2 million of the decrease in revenue in fiscal 2003 compared to fiscal 2002 is related to a decline in revenue from our technology business. In the first quarter of fiscal 2003, the assets of our technology company, Devlin Multimedia Inc. (“Devlin”), were sold and our other technology company, Sage Information Consultants Inc. (“Sage”), was shutdown.

Net revenue from marketing has decreased by approximately $4.6 million. After a lengthy review of all options available to us, Envoy closed its New York Agency in February 2003 (see Note 14 to the Financial Statements). The $5.0 million decrease in net revenue from the closure of our New York Agency was offset in part by growth in our Canadian advertising agency, which increased by $1.1 million. The decrease in revenue was also a result of a decrease in our corporate event business of $0.7 million, due to a decline in travel as a result of a number of several factors, including the Iraq war, SARS and the slowdown in the North American economy. Based on our revenue forecast, we expect this trend in corporate events revenue to continue in the first quarter of fiscal 2004.

Net revenue from consumer and retail branding services decreased approximately $3.9 million, from $38.2 million to $34.3 million, a decline of 10%. Approximately $1.9 million of this decrease relates to the closing of certain unprofitable parts of the design business during fiscal 2002, including our operations in Sweden, Boston and New York. Although net revenue in fiscal 2003 from our consumer and retail branding services are lower than last year, there have been significant new business wins over the second half of fiscal 2003. We believe that the balance of the decline in revenue is related primarily to the timing of customer branding programs. Therefore, revenue from these sources should improve in the coming year.

Net revenue by customer location:

Net revenue from Canada decreased approximately $9.0 million, from $16.0 million in fiscal 2002 to $7.0 million in fiscal 2003, a decline of 56%. Approximately, $8.2 million of that was due to the restructuring of business in 2002, the shutdown of Sage and the sale of the assets of Devlin in 2003. Net revenue from the US has decreased approximately $9.5 million. Approximately $5.0 of the decline is due to the closure of our New York Agency, the US revenue related to our shutdown of Sage and the closure of the Boston and New York consumer and retail branding part of the business. The remainder of the decline is due to reductions in business with other US customers in our ongoing operations. Net revenue from Europe in our consumer retail branding has increased approximately $1.8 million during fiscal 2003. We expect continued growth and improvement from Europe in fiscal 2004.

Our three largest clients in fiscal 2003 accounted for 54% of our net revenue for the current period, while our three largest clients in fiscal 2002 accounted for 43% of our net revenue. In fiscal 2003, one client accounted for 26% of our net revenue compared to fiscal 2002 when there were no clients that accounted for more than 20% of net revenue.

Operating Expenses Salaries and benefits, general and administrative expenses and occupancy costs represent our operating expenses. Salaries and benefits expenses include salaries, employee benefits, incentive compensation, contract labour and other payroll related costs, which are expensed as incurred. General and administrative costs include business development, office costs, technology, professional services and foreign exchange. Occupancy costs represent the costs of leasing and maintaining company premises.

Operating expenses decreased by 39% to $37.3 million for fiscal 2003 from $61.5 million in fiscal 2002. The primary reasons for the decrease in operating expenses were a decrease in salaries and benefits of $17.1 million, or 38%, and a decrease in general and administrative expenses of $5.7 million, or 49%, which included the recognition of deferred foreign exchange gains of $0.8 million from the closure of our New York Agency. Occupancy costs decreased from $4.7 million to $3.3 million, a decline of $1.4 million, or 31%. The decline in operating expenses is the result of the restructuring plan implemented in fiscal 2002, the closure of our New York Agency and Sage, the sale of Devlin, the continued effort by management to reduce costs by reducing or eliminating leased office space in Toronto and New York and general reductions in staffing levels.

Salaries and benefits expenses for fiscal 2003 were $28.0 million, compared to $45.1 million for fiscal 2002, a decrease of $17.1 million or 38%. We continue to closely monitor salaries and benefits to ensure that our expected revenue matches our labour costs.

General and administrative expenses for fiscal 2003 were $6.0 million, compared to $11.7 million for the previous year. This represents a decrease of $5.7 million, or 49%. Included in general and administrative expenses for fiscal 2003 is a foreign exchange gain of $0.3 million. This gain consists of a foreign exchange loss from operations of ($0.5) million and the recognition of deferred foreign exchange gains of $0.8 million from the closure of our New York Agency, details of which are provided in Note 14 to the Financial Statements. Excluding the foreign exchange gain related to the closure of our New York Agency, general and administrative expenses declined by 42%. This decline reflects the significant efforts we have been making to reduce expenses prudently and to incur expenditures that will add revenue and improve efficiencies. In addition to the cost cutting reductions in our ongoing business, our general and administrative expenses have decreased as a result of the disposal of subsidiaries.

Occupancy costs for fiscal 2003 were $3.3 million, compared to $4.7 million for fiscal 2002. This decrease of $1.4 million is a result of the termination of office space obligations in both New York and Toronto, our restructuring initiative in fiscal 2002, and the shutdown of our New York Agency. We expect our annual occupancy expense going forward to be approximately $2.8 million as the effect of our reductions impacts the full fiscal period.

Depreciation expense Depreciation expense for fiscal 2003 decreased to $2.4 from $2.9 million in fiscal 2002, due to the closure of the subsidiaries discussed earlier.

Interest expense Interest charges for the year ended September 30, 2003 were $2.7 million, compared to $1.2 million for the previous fiscal year. As described in Note 10 to the Financial Statements, the increase in interest expense is due to a number of factors as indicated below.

We issued $1.8 million of convertible debentures in April 2002, $2.0 million of convertible debentures in September 2002 and $2.0 million of convertible debentures in April 2003. The proceeds of the convertible debentures were used to help fund our restructuring costs and to pay down our outstanding bank facility. The convertible debentures carry interest at the rate of 10%, and an imputed, non-cash interest expense, details of which are explained in Note 11. During fiscal 2003, the imputed interest amounted to $0.7 million, compared to $0.1 million in fiscal 2002. We also had expenses relating to our new credit facility of $0.5 million in fiscal 2003, compared to $0.4 million in fiscal 2002. The interest rate of our bank facility increased from a blended rate of approximately 3% in fiscal 2002 to 8% by the end of fiscal 2003. During fiscal 2003, convertible debentures totalling $1.4 million were converted. Subsequent to the year-end all outstanding convertible debentures were converted to common shares of Envoy.

As a result of the above, we expect that our annual interest expense will decrease significantly by approximately $1.2 million in fiscal 2004. Most of the decrease will be realized in the third and fourth quarters of fiscal 2004.

Unusual Item During fiscal 2002, as a result of changes in the banking loan arrangements, Envoy was no longer allowed to fully utilize its $40 million line of credit, and repayment terms were accelerated. Accordingly, the remaining unamortized portion of deferred financing charges, totaling $0.8 million, was written off. In fiscal 2003, all charges on the credit facility were expensed as part of interest expense and financing costs.

Restructuring During fiscal 2002, management implemented a restructuring plan, downsizing its workforce, exiting excess office space and writing off redundant capital assets. Accordingly, Envoy recorded a restructuring expense of $10.9 million in fiscal 2002. The restructuring included a reduction of 156 people, as well as the abandonment of 18,000 square feet of leased office space in New York City and 35,000 square feet of leased office space in Toronto. The annual expense savings in salaries, benefits and occupancy costs associated with the restructuring was approximately $17.2 million. During fiscal 2003, a recovery of $0.3 million of restructuring costs was recorded.

Gain on Closure of Subsidiaries During the 2nd quarter of fiscal 2003, Envoy decided to discontinue the operations of Hampel after conducting a review, in conjunction with Envoy’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As Envoy’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of Envoy’s debt obligations to the banks. Consequently, there was not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration. As Envoy has no obligation to pay the creditors of Hampel, the consolidated accounts of Envoy reflect a gain on the shut-down of Hampel. We also successfully terminated the real-estate lease commitments associated with Hampel. The cost associated with the termination of this real estate has been fully expensed in the Financial Statements. Further details are provided in Note 14 to the Financial Statements. In the first quarter, we discontinued our technology operations by disposing of Devlin, and shutting down Sage.

As a result of the above, we experienced a gain on closure of subsidiaries of $2.5 million. Further detail is provided in Note 15 to the Financial Statements.

Income taxes In 2003, our effective income tax rate, as a percentage of pretax earnings before goodwill write-down and amortization, was 8.9% compared to the 2002 recovery rate of (26.8%). The difference relates primarily to Envoy having a pretax loss in fiscal 2002, compared to a pretax profit in fiscal 2003. Details are provided in Note 2(g) and Note 13 to the Financial Statements.

Goodwill In accordance with the new accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. As a result, there was no amortization of goodwill during fiscal 2003. Transition rules in effect for fiscal 2002 had allowed for the amortization of goodwill on businesses acquired before July 1, 2001. Goodwill amortized in fiscal 2002 was $2.2 million.

During fiscal 2002, Envoy performed an assessment of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed, because a number of factors indicated that impairment had arisen. Accordingly, Envoy recorded a write-down of $37.9 million in fiscal 2002, primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel. See Note 8 to the Financial Statements. At September 30, 2003, Envoy determined that no further charge for goodwill impairment was required.

Net Earnings (loss) Envoy earned net income of $2.5 million in fiscal 2003, compared to a loss of ($53.4) million in fiscal 2002. Included in the loss for fiscal 2002 is a writedown of goodwill in the amount of ($37.9) million, and an amortization of goodwill of ($2.2) million. The loss in fiscal 2002 before the goodwill writedown and amortization was ($13.3) million.

Quarterly Information

For the three months ended	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002

Net revenue	$10.8 million	$10.7 million	$9.0 million	$11.9 million
Net earnings (loss)	$0.7 million	$1.0 million	$1.4 million	($0.6) million
Net earnings (loss) per share
Basic	$0.03	$0.05	$0.07	$(0.03)
Diluted	$0.02	$0.03	$0.07	$(0.03)

For the three months ended	September 30, 2002	June 30, 2002	March 31, 2002	December 31, 2001

Net revenue	$13.2 million	$14.8 million	$14.3 million	$16.8 million
Net earnings (loss)	($15.4) million	($0.4) million	($35.8) million	($1.8) million
Net earnings (loss) per share
Basic	$(0.75)	$(0.02)	$(1.71)	$(0.09)
Diluted	$(0.75)	$(0.02)	$(1.71)	$(0.09)

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 WITH THE THREE MONTHS ENDED SEPTEMBER 30, 2002

Net revenue: Net revenue for the three months ended September 30, 2003 was $10.8 million, compared to $13.2 million for the three months ended September 30, 2002. This represents a decrease of $2.4 million or 18%. Approximately $1.2 million of the decrease is related to a decline in revenue from our technology business. Both of our technology companies were disposed of in the first quarter of fiscal 2003. Net revenue from marketing has also decreased by approximately $1.2 million, due to the closure of our New York Agency.

Operating expenses: Operating expenses for the three months ended September 30, 2003 were $8.9 million, compared to $13.5 million for the three months ended September 30, 2002. This represents a decrease of $4.6 million or 34%. The decline in operating expenses is the result of the restructuring plan implemented in fiscal 2002, the disposal of subsidiaries and continued efforts by management to reduce costs.

Net earnings (loss):

As a result of the foregoing factors, Envoy had net income of $0.7 million for the three months ended September 30, 2003, compared to net loss of ($15.4) million for the three months ended September 30, 2002. Included in the loss for the fourth quarter of 2002 is a writedown of goodwill in the amount of ($9.5) million, and an amortization of goodwill of ($0.2) million. The loss in the fourth quarter of fiscal 2002 before the goodwill writedown and amortization was ($5.7) million.

LIQUIDITY AND CAPITAL RESOURCES

In September 2002, Envoy entered into a forebearance agreement with the lenders under its bank credit facility, under which Envoy was required to meet certain financial tests and to make a series of principal payments, with the balance due on April 30, 2003.

In April 2003, Envoy bank credit facility was amended. A new demand operating line of $7.0 million was to be repaid and cancelled by April 30, 2004. Also, Envoy issued warrants (the “Warrants”) to purchase 2.3 million of its common shares at a price of $0.15 per share to its bankers as part of the terms of the amendment. Costs associated with this banking amendment have been charged to interest expense and financing costs.

As a condition to the agreement of Envoy’s bankers to amend its bank credit facility in April 2003, Envoy modified the terms of its outstanding convertible debentures (the “Existing Debentures”) and agreed to raise an additional $2.0 million by way of convertible debentures (the “New Debentures”) to be applied to the reduction of Envoy’s outstanding bank debt. The right of the holders of the Existing Debentures to require the early redemption thereof was postponed from September 12, 2004 to April 24, 2005, and the right to convert the Existing Debentures into units consisting of one common share and one common share purchase warrant was deleted. In addition, the holders of the Existing Debentures agreed to postpone their security to the security held by Envoy’s bankers and not to enforce their security until Envoy’s obligations to its bankers were repaid in full. In order to permit Envoy to raise the funds pursuant to the New Debentures, they also agreed to execute a pari passu agreement with the holders of the New Debentures. In consideration for their agreement to the foregoing, the holders of the Existing Debentures were given the right to convert the Existing Debentures into Envoy common shares at the price of $0.15 per share. As a result, the Existing Debentures were convertible into a total of 25,333,333 Envoy common shares.

In April 2003, Envoy issued the New Debentures. The New Debentures carried interest at the rate of 10% per annum, mature on April 24, 2008, and are convertible into Envoy common shares at the price of $0.15 per share. The New Debentures were convertible into a total of 13,333,333

Envoy common shares. The net proceeds from the sale of the New Debentures were used to reduce the outstanding bank indebtedness.

In September 2003, the holder of a $0.5 million term note (the “Term Note”) agreed to postpone the maturity date thereof from June 30, 2003 to September 30, 2006 and to reduce the rate of interest thereon from 15% to 10% per annum. In consideration of the foregoing and subsequent to year-end, the holder of the Term Note was issued a share purchase warrant to purchase, on or before April 24, 2008, 50,000 Envoy common shares at a price of $0.15 per share. The warrant was part of the Warrants previously issued to Envoy’s bankers and subsequently released as discussed below.

During the year, convertible debentures totaling $1.4 million were converted into 9.4 million common shares of Envoy. As at September 30, 2003, the aggregate debt component carrying values of all of Envoy’s convertible debentures is $3.2 million (2002 - $2.1 million).

Subsequent to the year-end, all remaining convertible debentures have been converted into 29,266,667 common shares of Envoy.

As at September 30, 2003, Envoy had a working capital deficit of ($1.9) million and a cash balance of $2.7 million, compared to September 30, 2002, when it had a working capital deficit of ($7.7) million and a cash balance of $0.5 million. Working capital includes the reclassification of bank debt of $6.1 million in fiscal 2003 and $9.8 million in fiscal 2002 as a current liability due to the terms of the forebearance agreement entered into with the Envoy’s bankers. This agreement required full repayment of outstanding balances by April 30, 2003. As part of the renegotiation of the debt facility detailed in Note 10 to the Financial Statements, this was amended to require full payment by April 30, 2004.

Net cash provided by operating activities before any increase or decrease in non-cash working capital was $2.5 million for the year ended September 30, 2003 compared to net cash used in operating activities of ($7.6) million for the year ended September 30, 2002. The increase in working capital in fiscal 2003 is primarily the result of the increase in cash due to higher earnings during the year.

Net cash used in financing activities was ($2.1) million for the year ended September 30, 2003 compared to net cash provided by financing activities of $3.0 million for the year ended September 30, 2002. During fiscal 2003, Envoy issued $2.0 million of convertible debentures and $1.4 million of convertible debentures were converted into common shares of Envoy. The net use of cash from financing activities was primarily the result of Envoy reducing its bank debt by $3.7 million. See Note 10 to the Financial Statements.

Net cash used in investing activities was ($1.0) million for the year ended September 30, 2003 and ($3.7) million for the year ended September 30, 2002. The decrease is a result of lower expenses relating to acquisitions during the year and a reduction in capital expenditures.

At September 30, 2003 we had restricted cash of $1.0 million compared to $1.8 million at September 30, 2002, representing customer deposits. See Note 4 to the Financial Statements.

Subsequent to the year-end, Envoy borrowed the amount of $4.5 million, of which $4.0 million was raised by way of secured debentures and $0.5 million by way of unsecured term notes. The loans bear interest at the rate of 10% per annum, mature on October 31, 2006, and carry warrants entitling the lenders to purchase, on or before April 24, 2008, one Envoy common share for each $2.00 principal amount of the loan at a price of $0.15 per share. These warrants were previously issued to Envoy’s bankers and were released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. Envoy used $3.8 million of the loan proceeds to pay down the bank debt. By February 2004, all of the outstanding warrants had been exercised, resulting in the issuance of 2,300,000 common shares of Envoy.

Also subsequent to the year-end, 511,668 common shares of Envoy were issued as a result of the exercise of stock options. After the exercise of the warrants and the options and the conversion of the convertible debentures, there were 63,125,363 common shares of Envoy outstanding.

At a special meeting of shareholders the Company held on January 8, 2004, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 50 million common shares to 200 million common shares.

CRITICAL ACCOUNTING POLICIES

The significant accounting policies used by Envoy in preparing its consolidated financial statements are described in Note 2 to the Financial Statements and should be read to ensure a proper understanding and evaluation of the estimates and judgements made by management in preparing those Financial Statements. Envoy’s Financial Statements are prepared in accordance with Canadian generally accepted accounting principles. Envoy also prepares a reconciliation to United States generally accepted accounting principles, which is included in Note 22 to the Financial Statements.

Inherent in the application of some of those policies is the judgement by management as to which of the various methods allowed under generally accepted accounting principles is the most appropriate to apply in the case of Envoy. As well, management must take appropriate estimates at the time the financial statements are prepared.

Although all of the policies identified in Note 2 to the Financial Statements are important in understanding the Financial Statements, the policies discussed below are considered by management to be central to understanding the Financial Statements, because of the higher level of measurement uncertainties involved in their application.

Goodwill Goodwill represents the excess of the purchase price over the fair value of the net assets of the entities acquired at the respective dates of acquisition. Envoy assesses the recoverability of the carrying value of its goodwill on an annual basis. As part of the evaluation, Envoy considers several factors, including the operating results and trends, movement in major clients and key client service personnel, changes in client relationships and general economic conditions. Significant changes in these factors could result in a permanent impairment of goodwill.

Goodwill is considered to be impaired if the future anticipated undiscounted operating cash flows from the acquired businesses are less than the carrying value of the goodwill. These cash flow projections require management to make certain assumptions regarding future revenue and expenses. When impairment is determined, the related loss is charged to earnings and is measured by the excess of the carrying value of the goodwill over its fair value based on estimated discounted future operating cash flows.

Income Taxes Envoy accounts for income taxes using the asset and liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the anticipated date of the reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets and liabilities are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future operating results and future tax rates could vary materially, and accordingly the value of income tax assets and liabilities could change by material amounts.

Impact of Recently Issued Canadian Accounting Standards

Stock – Based Compensation and Other Stock-based Payments

In accordance with the requirements of the CICA Handbook, effective October 1, 2002, Envoy adopted the new standards of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The standard requires either the recognition of a compensation expense for grants of stock, stock options and other equity instruments to employees, based on the estimated fair value of the instrument at the grant date or, alternatively, the disclosure of pro forma net earnings and earnings per share data, as if stock-based compensation had been recognized in earnings. Envoy has elected to record as an expense, only amounts given to directors and other non-employees as compensation for work performed beyond the normal duties of the position and to disclose pro forma net earnings and earnings per share data. See Note 12 to the Financial Statements for more information.

Goodwill

In accordance with the new accounting standards outlined in sections 1581 and 3062 of the CICA Handbook, goodwill is no longer amortized, but is tested at least annually for impairment. Transition rules in effect for fiscal 2002 had allowed for the amortization of goodwill on businesses acquired before July 1, 2001.

RISKS AND UNCERTAINTIES

Envoy management monitors, understands and manages the risks associated with its business transactions and the general economic environment in which it operates. Risks reflect uncertainty regarding potential outcomes from changes in political, economic and capital market conditions. Envoy is subject to these risks and uncertainties and actively manages them as follows:

General economic conditions The marketing and communication industry is cyclical and as a result it is subject to downturns in general economic conditions and changes in client business and marketing budgets. A significant portion of our business is with large multinational businesses, including large packaged goods companies and large food retailers who are less impacted by downturns in the economy. In an effort to both offer our clients services on an international scale and to manage our exposure to broad economic conditions, Envoy has diversified geographically, operating across North America and in the United Kingdom.

Interest rate risk Envoy’s debt under its lending facilities is described in Note 10 to the Financial Statements. Our credit facility bears interest that is calculated at variable rates. As a result we are vulnerable to changes in interest rates. At September 30, 2003 the effective interest rate on our facility was 8.0%, compared to 8.50% at September 30, 2002.

Foreign currency risk Envoy is subject to currency risk through its activities in the United States and in the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of Envoy. Envoy does not currently use derivative instruments or foreign currency contracts to reduce its exposure to foreign currency risk.

Key personnel Envoy’s success depends in part upon its ability to hire and retain key senior management and skilled technical, client service and creative personnel able to create and maintain solid relationships with clients. An inability to hire or retain qualified personnel could have a material adverse effect on Envoy.

Credit risk Envoy manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services or making commitments. Management believes that Envoy is not subject to significant concentration of credit risk. As at September 30,

2003, Envoy had one customer, who represented 8% of accounts receivable and one customer who represented 11% of accounts receivable as at September 30, 2002.

COMMITMENTS AND CONTRACTUAL COMMITMENTS

Set out below is a summary of the amounts due and committed under contractual cash obligations at September 30, 2003:

		Due in 1	Due between	Due between	Due after 5
	Total	year or less	years 2 and 3	years 4 and 5	years
Bank credit facility and other debt	$8,193,649	$6,857,953	$942,281	$257,921	$135,494
Operating leases	$8,561,625	$1,903,967	$3,224,565	$2,142,457	$1,290,636
Convertible debentures*	$4,390,000	0	0	$4,390,000	0

Total contractual cash obligations	$21,145,274	$8,761,920	$4,166,846	$6,790,378	$1,426,130

*  The convertible debentures are repayable in cash at maturity on April 24, 2008. See Notes 10 and 11 to the Financial Statements. Subsequent to the year-end, all convertible debentures have been converted into common shares of Envoy.

Other Commitments

Envoy has letters of credit outstanding totaling U.S. $500,000 which expire on April 30, 2004.

The shares held by the minority shareholders of John Street Inc., representing a 30% interest, must be purchased by Envoy at September 30, 2004 for cash consideration and, as such, represent a financial liability of Envoy. No amount has been accrued in the Financial Statements as the purchase price will be determined and paid over a three-year period based on the future earnings of John Street Inc.

Forward Looking Statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent Envoy’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, many of which are beyond the control of Envoy. These factors could cause actual results to differ materially from such forward-looking statements. These factors include but are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in our industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A, in Envoy’s Annual Report or Form 20-F filed with the U.S. Securities and Exchange Commission, or Envoy’s Annual Information Form filed with the Canadian securities authorities. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions identify certain of such forward looking statements, which are valid only as of the date on which they are made. In particular, statements relating to future growth are forward looking statements. Envoy disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

OTHER INFORMATION

Nasdaq Listing

Our common shares trade on The Nasdaq SmallCap Market (“NASDAQ”), which has a number of compliance requirements for continued listing. One of these requirements is that the closing bid price of our common shares must be at least US$1.00 for 10 consecutive trading days. On June 17, 2003, we received written notification that our common shares would be delisted from NASDAQ on June 26, 2003. In October 2003, NASDAQ determined that Envoy had regained compliance with the minimum US$1.00 bid requirement for continued listing on NASDAQ. Consequently, it was not necessary, at that time, to implement the consolidation (reverse split) of Envoy’s common shares, as approved by Envoy’s shareholders at a meeting held on August 14, 2003, in order to maintain its NASDAQ listing. Any future decision to implement the consolidation of Envoy’s common shares, as approved by the shareholders on August 14, 2003, would depend on the ability of Envoy to meet the minimum US$1.00 bid requirement for continued listing on NASDAQ.

Other information:

At September 30, 2003, there were 31,047,028 common shares of Envoy issued compared to 21,258,693 issued at September 30, 2002.

Additional information relating to Envoy, including our Annual Information Form is available on SEDAR at www.sedar.com.

Envoy Communications
Group Inc.
Consolidated Financial Statements
(Expressed in Canadian dollars)
For the years ended September 30, 2003,
2002 and 2001

Contents

Auditors’ Report - BDO Dunwoody LLP	2
Auditors’ Report - KPMG LLP	3
Financial Statements
Consolidated Balance Sheets	4
Consolidated Statements of Operations	5
Consolidated Statements of Retained Earnings (Deficit)	6
Consolidated Statements of Cash Flows	7-8
Notes to Consolidated Financial Statements	9-44

Auditors’ Report

To the Shareholders of Envoy Communications Group Inc.

We have audited the consolidated balance sheet of Envoy Communications Group Inc. as at September 30, 2003 and the consolidated statement of operations, retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

(signed) BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
February 2, 2004

Auditors’ Report

To the Shareholders of Envoy Communications Group Inc.

We have audited the consolidated balance sheet of Envoy Communications Group Inc. as at September 30, 2002 and the consolidated statement of operations, retained earnings (deficit) and cash flows for the years ended September 30, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and the results of its operations and its cash flows for the years ended September 30, 2002 and 2001 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Toronto, Ontario
January 9, 2003, (except as to notes 22(e) and 22(l) which are as of February 2, 2004)

Envoy Communications Group Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

September 30	2003	2002

Assets
Current
Cash	$2,696,300	$469,909
Restricted cash (Note 4)	1,047,997	1,831,085
Accounts receivable (Note 5)	13,100,827	20,528,048
Income taxes recoverable	—	2,779,717
Future income taxes (Note 13)	498,172	855,000
Prepaid expenses	884,892	983,068

	18,228,188	27,446,827
Capital assets (Note 7)	5,861,317	7,836,728
Goodwill (Note 8)	10,525,785	11,314,283
Other assets (Note 9)	63,468	116,649
Future income taxes (Note 13)	2,672,228	2,459,228

	$37,350,986	$49,173,715

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$10,787,930	$21,019,267
Income taxes payable	322,244	—
Deferred revenue	1,283,265	1,475,671
Amounts collected in excess of pass-through costs incurred	836,722	2,104,522
Bank credit facility and current portion of long-term debt (Note 10)	6,857,953	10,589,114

	20,088,114	35,188,574
Long-term debt (Note 10)	4,566,962	3,413,697
Long-term portion of restructuring costs (Note 17)	337,407	792,275

	24,992,483	39,394,546

Shareholders’ equity:
Share capital (Note 12)	55,988,817	54,339,390
Convertible debentures (Note 11)	1,673,408	1,720,859
Deficit	(45,090,767)	(47,629,529)
Stock based compensation	23,268	—
Cumulative translation adjustment	(236,223)	1,348,449

	12,358,503	9,779,169

Commitments and contingencies (Note 18)
Subsequent events (Note 21)
Reconciliation to United States generally accepted accounting principles (Note 22)

	$37,350,986	$49,173,715

On behalf of the Board:

By:	/s/ Geoffrey B. Genovese	By:	/s/ John H. Bailey

	Geoffrey B. Genovese,		John H. Bailey,
	Director		Director

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Operations
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Net revenue	$42,427,243	$59,121,090	$82,785,541

Operating expenses:
Salaries and benefits	28,038,911	45,096,981	53,653,694
General and administrative (Note 14)	5,973,664	11,669,901	17,373,429
Occupancy costs	3,276,497	4,728,817	4,754,875

	37,289,072	61,495,699	75,781,998
Depreciation	2,387,817	2,858,641	2,866,679
Amortization of intangible asset (Note 9)	24,197	24,197	—
Interest expense and financing costs (Note 10)	2,707,687	1,245,126	743,600

	42,408,773	65,623,663	79,392,277

Earnings (loss) before unusual items, gain on closure of subsidiaries, restructuring costs, income taxes, goodwill amortization and write-down	18,470	(6,502,573)	3,393,264
Unusual items (Note 16)	—	750,648	1,917,334
Gain on closure of subsidiaries (Notes 14 and 15)	(2,499,604)	—	—
Restructuring costs (recovery) (Note 17)	(267,212)	10,857,534	—

Earnings (loss) before income taxes, goodwill amortization and write-down	2,785,286	(18,110,755)	1,475,930
Income taxes (recovery) (Note 13)	246,524	(4,853,540)	1,359,731

Earnings (loss) before goodwill amortization and write-down	2,538,762	(13,257,215)	116,199
Goodwill amortization, net of income tax recovery of $nil (2002 - $24,000; 2001 - $24,000)	—	2,187,509	3,011,571
Write-down of goodwill (Note 8)	—	37,934,711	—

Net earnings (loss)	$2,538,762	$(53,379,435)	$(2,895,372)

Earnings (loss) per share (notes 2(i) and 12(d)):
Basic	$0.12	$(2.54)	$(0.14)
Diluted	0.09	(2.54)	(0.14)
Earnings (loss) per share before goodwill amortization and write-down (notes 2(i) and 12(d)):
Basic	0.12	(0.63)	0.01
Diluted	0.09	(0.63)	0.01

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Retained Earnings (Deficit)
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Retained earnings (deficit), beginning of year	$(47,629,529)	$5,603,200	$8,403,367
Gain on redemption of shares (Note 12(b))	—	146,706	95,205
Net earnings (loss)	2,538,762	(53,379,435)	(2,895,372)

Retained earnings (deficit), end of year	$(45,090,767)	$(47,629,529)	$5,603,200

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Cash flows from operating activities:
Net earnings (loss)	$2,538,762	$(53,379,435)	$(2,895,372)
Items not involving cash:
Future income taxes (recovery)	(275,201)	(1,780,072)	(567,441)
Depreciation	2,387,817	2,858,641	2,866,679
Amortization of intangible asset	24,197	24,197	—
Goodwill amortization	—	2,211,509	3,035,571
Write-down of goodwill	—	37,934,711	—
Amortization of deferred financing charges	108,996	96,263	65,936
Write-down of deferred financing charges	—	750,648	—
Convertible debentures accretion	718,321	133,870	—
Stock based compensation	23,268	—	—
Gain on disposal of subsidiaries	(2,499,604)	—	—
Recognition of cumulative translation on closure of Hampel Stefanides (Note 14)	(841,081)	—	—
Write-down of capital assets	356,865	3,481,105	—
Other	—	52,500	—
Net change in non-cash working capital balances:
Restricted cash	783,088	(1,672,585)	297,962
Accounts receivable	(457,592)	6,757,260	7,389,275
Prepaid expenses	(172,823)	353,652	(174,654)
Accounts payable and accrued liabilities	(283,423)	(16,905,696)	12,440,922
Income taxes payable/recoverable	2,871,137	(2,606,457)	(1,145,133)
Deferred revenue	(192,406)	1,175,600	(758,380)
Amounts collected in excess of pass-through costs incurred	232,784	(175,514)	(777,930)
Other	(9,422)	(209,582)	159,003

Net cash provided by (used in) operating activities	5,313,683	(20,899,385)	19,936,438

Cash flows from financing activities:
Long-term debt borrowings	1,079,441	1,580,459	8,137,183
Long-term debt repayments	(4,835,314)	(2,539,248)	(8,097,536)
Issuance of common shares	109,084	—	383,670
Issuance of convertible debentures	2,000,000	3,800,000	—
Redemption of common shares	—	(628,083)	(1,295,475)
Reduction (increase) in restricted cash	—	—	394,625
Long-term portion of restructuring costs	(454,868)	792,275	—
Other	—	—	190,143

Net cash provided by (used in) financing activities	(2,101,657)	3,005,403	(287,390)

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

For the years ended September 30	2003	2002	2001

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired of $nil (2002 - $919,201; 2001 - $214,179)	(104,137)	(1,904,742)	(1,669,168)
Pur chase of capital assets	(1,132,189)	(1,811,154)	(3,756,134)
Proceeds on sale of capital assets	176,106	—	—

Net cash used in investing activities	(1,060,220)	(3,715,896)	(5,425,302)

Change in cash balance due to foreign exchange	74,585	297,978	452,645

Increase (decrease) in cash	2,226,391	(21,311,900)	14,676,391
Cash, beginning of year	469,909	21,781,809	7,105,418

Cash, end of year	$2,696,300	$469,909	$21,781,809

Supplemental cash flow information:
Interest paid	$1,977,822	$643,926	$704,604
Income taxes paid	46,800	581,077	3,407,801
Supplemental disclosure of non-cash transactions:
Conversion of debentures	1,540,343	—	—
Shares issued for non-cash consideration	—	265,500	3,908,156
Capital assets acquired under capital leases	—	820,424	—

The accompanying notes are an integral part of these financial statements

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

1.	Nature of Business

The Company, continued under the Business Corporations Act (Ontario), has operations in the United States, the United Kingdom and Canada and provides marketing, consumer and retail branding services.

Basis of Presentation

(a)	The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada, which vary in certain significant respects from generally accepted accounting principles in the United States. A description of the significant differences, as applicable to the Company, is included in note 22.

(b)	Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for 2003.

2.	Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, collectively known as Envoy Communications Group Inc. Intercompany balances and transactions are eliminated on consolidation.

Significant subsidiaries as at September 30, 2003 are as follows:

	% of	Jurisdiction of
Company	ownership	incorporation

Communiqué Incentives Inc.	100	Ontario
Watt International Inc.	100	Ontario
Watt Gilchrist Limited	100	United Kingdom
John Street Inc.	70	Ontario

(b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(c)	Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated useful lives as follows:

Asset	Basis	Rate

Audiovisual equipment	Straight line	2 – 5 years
Computer equipment and software	Declining balance	30% – 50%
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of leases
Equipment under capital leases	Straight line	3 – 5 years

(d)	Revenue Recognition

The Company presents as net revenue its net commission and fee income earned as compensation for its services. Further, the balance sheet reflects the following:

(i)	deferred revenue representing only fees billed and collected in advance of such fees being earned; and

(ii)	the reimbursable pass-through costs which are included in unbilled accounts receivable.

Net revenue represents the Company’s compensation for its agency and non-agency services and is recognized only when collection of such net revenue is probable. Agency services are those that require the Company to incur external media and production costs on behalf of its clients and for which it is entitled to pass through the costs for reimbursement from its clients. The reimbursement of pass-through costs are not included in net revenue. The Company’s agency and non-agency projects are short-term in nature.

Fees earned for non-agency services are recognized either upon the performance of the Company’s services when the Company earns a per-diem fee, or in the case of a fixed fee, when the Company’s services are substantially complete and accepted by the client. Fees earned but not yet billed are included in accounts receivable. Fees billed to clients in excess of fees recognized as net revenue are classified as deferred revenue.

When the Company’s compensation for its agency services is based on commissions, net revenue is comprised of: (i) commissions earned from media expenditures, which are recognized at the time the advertising appears or is broadcast, or in respect of on-line advertising, either rateably over the period of time the advertising appears or based on the actual impressions delivered at the contractual rate per impression, depending upon the terms of the arrangement; and (ii) commissions earned on expenditures for the production of advertisements, which are recognized upon the completion of the Company’s services and acceptance by the client, being the time at which the Company has no further substantial obligations with respect thereto.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

When the Company’s compensation for its agency services is fee-based, net revenue is comprised of non-refundable monthly agency fees, which are recognized in the month earned.

Pass-through costs related to production are accrued and recorded in accounts receivable, as unbilled reimbursable costs, at the time the third party suppliers render their services. Pass-through costs related to media are accrued at the time the advertisement appears or is broadcast.

(e)	Goodwill

Goodwill represents the price paid for acquisitions in excess of the fair market value of net tangible and intangible assets acquired. Effective October 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3062 “Goodwill and Other Intangible Assets”. These standards require that goodwill and other intangible assets determined to have indefinite lives are no longer amortized but tested for impairment based on the fair value of the Company’s reporting units on adoption of the standard and at least annually thereafter. Transitional impairment tests for goodwill were completed as at October 1, 2002 and an annual impairment test completed on March 31, 2003 and, as a result no write-down was required. Prior to 2003, the Company amortized goodwill on a straight-line basis over periods ranging from 7 to 25 years and goodwill was considered to be impaired since the future anticipated undiscounted cash flows from the acquired businesses were less than the carrying value of goodwill. Goodwill arising on acquisitions completed after June 30, 2001 was not amortized.

(f)	Foreign Currency Translation

The financial statements of the Company’s foreign subsidiaries, all of which are self- sustaining operations, are translated using the current rate method, whereby the assets and liabilities of such foreign operations are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation gains or losses are deferred and included as a separate component of shareholders’ equity.

In respect of the Company’s and its subsidiaries’ foreign currency transactions, at the transaction date, each asset, liability, revenue and expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year-end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in earnings in the current year.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(g)	Income Taxes

The Company accounts for income taxes using the liability method. Under this method, future income taxes are recognized at the enacted or substantially enacted tax rate expected to be applicable at the date of reversal for all significant temporary differences between the tax and accounting bases of assets and liabilities and for certain tax carryforward items. Future income tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the substantive enactment of the change.

(h)	Stock-based Compensation

Effective October 1, 2002, the Company adopted the recommendations of the CICA Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. These standards require that direct awards of stock and liabilities based on the price of common stock be measured at fair value at each reporting date, with the change in fair value reported in the statement of operations, and encourages, but does not require, the use of the fair value method for all other types of employee stock-based compensation plans. The Company does not use the fair value method to account for employee stock-based compensation plans but discloses pro forma information for options granted after October 1, 2002 (see Note 12). The Company records no compensation expense when options are issued to employees or modified. Any consideration paid by employees on the exercise of options is credited to share capital.

(i)	Earnings Per Share

The Company uses the provisions of “CICA” Handbook Section 3500, “Earnings per Share.” Basic earnings per share is computed using the weighted average number of common shares that are outstanding during the year. Diluted earnings per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options using the treasury stock method and potential shares issuable upon exercise of convertible debt and warrants.

(j)	Business Combinations

The Company uses the provisions of the CICA Handbook Section 1581, “Business Combinations”. All business combinations are accounted for using the purchase method of accounting. The value of shares issued in a business combination are measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized and is subject to impairment testing. Intangible assets that meet specific criteria are recognized and reported apart from goodwill.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

3.	Acquisition of subsidiaries

(a)	Effective October 1, 2001, the Company acquired 100% of the outstanding shares of Commodore Conference Planners Inc. (“Commodore”), a conference and event marketing company. Under the terms of the acquisition, the initial purchase price consisted of $611,113 in cash consideration excluding acquisition costs. Additional consideration, to a maximum of $475,000 cash, may be paid over a two-year period if certain performance milestones are achieved for the 12-month periods ending September 30, 2002 and 2003. For the twelve months ended September 30, 2003, an earnout payment of $nil (2002 - $193,000) was accrued.

The acquisition of Commodore has been accounted for using the purchase method of accounting. The fair value of the net assets acquired at October 1, 2001 and consideration accounted for to date was as follows:

Capital assets	$11,160
Non-compete agreement	72,590
Non-cash working capital	(517,544)

Net liabilities	(433,794)
Consideration, less cash acquired of $919,201, October 1, 2001	(171,187)
Additional cash consideration included in accounts payable, earn-out for 2002	193,000
Legal fees	11,000

Excess of purchase price over fair value of net assets acquired allocated to goodwill	$466,607

The amount assigned to the non-compete agreement is amortized over the term of the agreement. As a result of the adoption of new accounting standards for business combinations, the goodwill arising in connection with this acquisition is not amortized (note 2(i)(e)).

(b)	Effective January 1, 2001, the Company acquired 100% of the outstanding shares of International Design Group, a Toronto-based international retail planning and design firm. Under the terms of the acquisition, the initial purchase price, which consisted of $1,090,000 in cash consideration and 61,728 common shares of the Company with a fair value of $284,332, was paid upon closing. Additional consideration may be paid over a three-year period if certain performance milestones are achieved for the 12-month periods ending December 31. The earn-out amounts earned will be satisfied by a maximum of $2,000,000 in cash and a maximum of 154,321 common shares of the Company. No amounts were owing by the Company in 2003 or 2002 under the earn-out agreements. The acquisition has been accounted for using the purchase method of accounting.

The fair value of the net assets acquired was $1,198,684, excluding cash acquired of $214,179. The net assets acquired consisted of working capital and capital assets. The resulting excess purchase price over the fair value of the net assets acquired of $336,382 was allocated to goodwill and was being amortized over 25 years.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

4.	Restricted cash

Restricted cash includes a trust account established for Communiqué Incentives Inc. for customer deposits of $1,047,997 (2002 - $1,831,085).

5.	Accounts receivable

	2003	2002

Trade receivables	$6,512,040	$11,921,393
Accrued revenue	4,317,799	5,881,363
Work in process	2,270,988	1,349,986
Unbilled pass-through costs	—	1,375,306

	$13,100,827	$20,528,048

6.	Related party transactions

In October and November 2002 the Company sold the operations of Devlin Multimedia Inc. (“Devlin”) and Sage to certain executives of the respective subsidiaries (see Note 15).

During the year, relatives of the CEO loaned the Company $225,000 of which $150,000 was outstanding at year end. The loan bears interest at 10% per annum and is repayable on demand.

During the year, relatives of a director loaned the Company $75,000 which was repaid prior to year end. The loan bore an interest rate of 10% per annum, and was repayable on demand.

During the year, relatives of the CEO and a director were part of the group that loaned the Company $2.0 million of convertible debentures described in Note 11. In total, these relatives loaned the Company $1,850,000, of which $1,070,000 was outstanding at year end.

Related party transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

During 2003, Envoy paid one of its directors $312,589 (2002 - $265,936; 2001 - $300,020) for legal services provided to Envoy.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

7.	Capital assets

		Accumulated	Net book
2003	Cost	depreciation	value

Audiovisual equipment	$—	$—	$—
Computer equipment and software	9,813,701	7,513,574	2,300,127
Furniture and equipment	427,705	293,588	134,117
Leasehold improvements	4,014,240	1,489,757	2,524,483
Equipment under capital leases	1,741,118	838,528	902,590

	$15,996,764	$10,135,447	$5,861,317

		Accumulated	Net book
2002	Cost	depreciation	value

Audiovisual equipment	$780,918	$762,386	$18,532
Computer equipment and software	13,115,157	8,665,300	4,449,857
Furniture and equipment	1,427,777	1,151,402	276,375
Leasehold improvements	8,233,909	6,316,255	1,917,654
Equipment under capital leases	1,940,971	766,661	1,174,310

	$25,498,732	$17,662,004	$7,836,728

8.	Goodwill

The changes in the carrying amount of goodwill for the year ended September 30, 2003 were as follows:

Goodwill, beginning of year	$11,314,283
Additions	104,137
Reduction charged to cumulative translation adjustment	(892,635)

Goodwill, end of year	$10,525,785

		Accumulated	Net book
2002	Cost	amortization	value

Goodwill	$57,417,846	$46,103,563	$11,314,283

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

8.	Goodwill (continued)

In 2002, the Company performed assessments of the carrying values of goodwill recorded in connection with its various businesses. The assessment was performed because a number of factors indicated that an impairment had arisen commencing in the period ending March 31, 2002. The main indicators of impairment were significant negative industry and economic trends impacting both current operating results and expected future growth rates and loss of significant clients. Based on these factors, the Company concluded that significant permanent impairment existed with respect to the Company’s goodwill and other assets, which primarily related to the goodwill associated with the businesses of Sage, Promanad and Hampel Stefanides.

In quantifying the impairment charge, the Company compared the expected future undiscounted cash flows of each acquisition, to the respective carrying value of the assets of the business, including assigned goodwill. The cash flow periods used ranged between 5 and 25 years, consistent with the remaining goodwill amortization period.

As a result of the review, the Company determined that the carrying values of certain acquired businesses were not fully recoverable. Accordingly, the Company recorded two write-downs: $28,426,266 in the second quarter of 2002 and $9,508,445 in the fourth quarter of 2002 based on the amount by which the goodwill exceeded the expected future undiscounted cash flows of the respective operation.

9.	Other assets

	2003	2002

Non-compete agreement, net of accumulated amortization of $48,394 (2002 - $24,197) (note 3(a))	$24,197	$48,394
Other	39,271	68,255

	$63,468	$116,649

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

10.	Bank credit facility and other debt

	2003	2002

Bank credit facility (a)	$6,115,746	$9,838,192
Promissory note, 8% per annum, repayable in five monthly instalments commencing June 30, 2002 (b)	—	295,615
Loan payable to landlord, 3.5% per annum, due July 1, 2009, repayable in monthly instalments of $7,665 principal and interest	481,297	553,992
Loan payable to landlord, 0.925% per annum, due December 1, 2002, repayable in monthly instalments of $6,728 principal and interest	—	20,185
Loan payable to landlord, 10.0% per annum, due March 1, 2010, repayable in monthly instalments of $3,956 principal and interest	227,556	251,444
Loan payable to landlord, 10.0% per annum, due April 1, 2005, repayable in monthly instalments of $742 principal and interest	31,479	37,001
Loan payable to landlord, 8.0% per annum, due April 1, 2010, repayable in monthly instalments of $561 principal and interest	34,488	38,337
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of £7,919 principal and interest, due November 2004	86,295	—
Capital lease, 12.3% over the lease period, repayable in quarterly instalments of (2002 - $63,056 (£25,330)) principal and interest, due January 2003	—	64,123
Capital leases, 10.2% to 14% over the lease period, repayable in monthly instalments of $33,136 principal and interest, due between January 2005 and February 2005	566,788	820,424
Promissory note, 10% per annum, due on demand (note 6)	150,000	—
Promissory note, 10% per annum, due on September 30, 2006 (c)	500,000	—
Convertible debentures (note 11)	3,231,266	2,083,498

	11,424,915	14,002,811
Less current portion	6,857,953	10,589,114

	$4,566,962	$3,413,697

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

10.	Bank credit facility and other debt (continued)

(a)	In April 2003, the Company finalized the amendments to its banking arrangements and thereby normalized its credit facilities with its bankers. This new amendment gives the Company a demand operating line of $7,000,000. Interest rates are variable based on certain leverage ratios ranging from Prime plus 2.5% to 5.0% and at September 30, 2002 the effective interest rate was 8.5% (2001 - 4.25%). The demand operating facility is to be repaid and cancelled by April 30, 2004. Of the outstanding borrowings as at September 30, 2002, $3,178,691 (U.S.$2,002,704) is denominated in U.S. dollars. The facility is secured by a general security agreement against the Company and all of its subsidiaries.

As a condition to the credit facility amendment, the Company amended the terms of the existing debentures as described in Note 11.

As a condition to the amendment, the Company was required to raise $2,000,000 to reduce its bank debt. On April 24, 2003 the Company issued $2,000,000 convertible debentures as part of the refinancing plan. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 common shares.

As a condition of the amendment, the Company issued to its bankers warrants to purchase 2,300,000 common shares of the Company. Costs associated with this new banking amendment have been charged to interest expense and financing costs.

Subsequent to year end, the Company has completed a new financing and has renegotiated its bank facility (see Note 21).

(b)	During the third quarter of 2002, the Company negotiated new repayment terms for a promissory note originally due on June 30, 2002 in respect of the Gilchrist acquisition. Under the revised terms, the Gilchrist note is to be repaid in five monthly instalments commencing July 1, 2002 with interest on the principal balance charged at 8% per annum. The balance was paid in full during 2003.

(c)	In September 2003, the holder of the promissory note agreed to postpone the maturity date from June 30, 2003 to September 30, 2006 and to reduce the rate of interest from 15% to 10% per annum. In consideration of the foregoing and subsequent to the year end the holder of the term note was issued a share purchase warrant to purchase, on or before April 24, 2008, 50,000 of the Company’s common shares at an exercise price of $0.15 per share. The warrants were part of the warrants previously issued to Envoys bankers (see (a) above).

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

10.	Bank credit facility and other debt (continued)

Principal repayments on long-term debt, excluding convertible debentures (note 11), are as follows:

2004	$6,857,953
2005	313,244
2006	629,037
2007	125,428
2008	132,493
Thereafter	135,494

$8,193,649

Interest and financing costs were charged to expense during the year for the following:

	2003	2002	2001

Cash interest paid on credit facility, landlord loans and capital leases	$912,255	$634,407	$671,848
Financing fees on credit facility	311,053	179,386	71,752
Accrued financing fee charges on credit facility	179,685	200,000	—
Cash interest paid on convertible debentures and amortization of debenture issue costs	484,851	59,130	—
Accrued interest on debentures	101,522	38,333	—
Accreted interest imputed on debentures	718,321	133,870	—

Total interest and financing costs	$2,707,687	$1,245,126	$743,600

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

11.	Convertible debentures

In April 2003, as part of the renegotiation of the existing debt facility, the Company amended the terms of the debentures issued on April 29, 2002 and September 12, 2002 as follows: the early repayment terms on the debentures have been deferred to April 24, 2005; the debentures are repayable in cash on maturity on April 24, 2008; both debentures are now convertible into common shares at a price of $0.15 each, for a total of 25,333,333 common shares; and, the warrants attached to the convertible debentures have been cancelled.

On April 24, 2003, the Company issued $2,000,000 in 10% convertible debentures as part of the refinancing plan, which mature on April 24, 2008. These debentures may be converted into common shares at a price of $0.15 each for a total of 13,333,333 common shares. Holders also have the right to require the Company to purchase all or a portion of their debentures on or after April 24, 2005 at the issue price plus accrued and unpaid interest.

The debentures are bifurcated into a debt component, representing a yield to maturity of 25.6% per annum over the five-year life, and an equity component with proceeds allocated $1,465,929 to long-term debt and $534,071 to shareholders’ equity. That portion of offering expenses, related to the debt component being $120,906 has been recorded as deferred financing fees which are included in prepaid expenses, and the remaining $44,049 applied to reduce the equity component.

During the year, convertible debentures with a face value of $1,410,000 were converted into 9,400,000 common shares of the Company. Subsequent to year end, all convertible debentures have been converted totalling 29,266,667 common shares.

On April 29, 2002, the Company issued $1,800,000 in 10% convertible debentures which mature on April 29, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 2,500,000 units of the Company at a conversion price of $0.72 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitled the holder to purchase one common share (2,500,000 common shares in aggregate) within the earlier of (a) 12 months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.90 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after April 29, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before April 29, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 25.4% per annum over the five-year life, and an equity component with proceeds allocated as $1,017,770 to long-term debt and $782,230 to shareholders’ equity. That portion of offering expenses related to the debt component, being $60,587 has been recorded as deferred financing fees which are included in prepaid expenses, and the remaining $46,565 applied to reduce the equity component.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

11.	Convertible debentures (continued)

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

On September 12, 2002, the Company issued $2,000,000 in 10% convertible debentures which mature on September 12, 2007 (amended to April 24, 2008 as discussed above). Prior to the amendments discussed above, the debentures were convertible until the maturity date into 5,882,353 units of the Company at a conversion price of $0.34 per unit. Each unit consisted of one common share in the capital of the Company and one purchase warrant of the Company. Each purchase warrant entitled the holder to purchase one common share (5,882,353 common shares in aggregate) within the earlier of (a) twelve months of the date of conversion of the debenture, and (b) the maturity date at a price of $0.34 per common share. Holders also had the right to require the Company to purchase all or a portion of their debentures on or after September 12, 2004 at the issue price plus accrued and unpaid interest. In addition, upon a change in control occurring on or before September 12, 2004, the Company will be required to offer to purchase the debentures at a purchase price equal to 101% of the issue price plus accrued and unpaid interest to the repurchase date. The debentures are secured by a charge over the Company’s assets and undertakings, which charge will be subject only to security interests in favour of the Company’s bankers, equipment leases and non-consensual liens. The net proceeds from the sale of the debentures were used for general corporate purposes.

The debentures are bifurcated into a debt component, representing a yield to maturity of 31.5% per annum over the five-year life, and an equity component with proceeds allocated as $931,858 to long-term debt and $1,068,142 to shareholders’ equity. That portion of the offering expenses related to the debt component, being $72,365, has been recorded as deferred financing fees which are included in prepaid expenses, and the remaining $82,948 applied to reduce the equity component.

The principal amount of the debentures will increase as interest is compounded using an effective interest rate method over two years, being the earliest date at which they are redeemable at the option of the holder.

As at September 30, 2003, the aggregate debt component carrying values of all of the Company’s convertible debentures is $3,231,266 (2002 - $2,083,498). Principal repayments, based on scheduled maturity dates, is $4,390,000 in 2008. However, this date may be accelerated to 2005, at the option of the holders of the debentures.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital

(a)	Authorized: 50,000,000 common shares without par value (2002 - 50,000,000; 2001 - 50,000,000)

Issued:

	2003		2002		2001

	Number		Number		Number
	of shares	Amount	of shares	Amount	of shares	Amount

Balance, beginning of year	21,258,693	$54,339,390	21,192,719	$54,883,305	21,098,222	$54,597,762
Common shares issued pursuant to:
Conversion of convertible debentures	9,400,000	1,540,343	—	—	—	—
Stock options exercised	388,334	109,084	—	—	101,000	383,670
Acquisitions (note 3)			150,000	213,000	61,728	284,332
Repurchase of shares pursuant to share issuer bid	—	—	(299,400)	(774,789)	(535,000)	(1,390,680)
Shares issued to settle liability with landlord (note 17)	—	—	250,000	52,500	—	—

			21,293,319	54,374,016	20,725,950	53,875,084
Shares to be issued in respect of contingent consideration	—	—	(34,626)	(34,626)	466,769	1,008,221

Balance, end of year	31,047,027	$55,988,817	21,258,693	$54,339,390	21,192,719	$54,883,305

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

(b)	Repurchase of shares

During 2002, pursuant to a normal course issuer bid, the Company repurchased and cancelled 299,400 common shares at an average price of $2.10 per common share for total cash consideration of $628,083. As a result of these purchases, $146,706 was recorded in retained earnings as a gain on redemption.

During 2001, pursuant to a normal course issuer bid, the Company repurchased and cancelled 535,000 common shares at an average price of $2.42 per common share for total consideration of $1,295,475. As a result of these repurchases, $95,205 was recorded as a gain on redemption of shares in retained earnings. Under the terms of the normal course issuer bid, the Company may repurchase and cancel up to 10% of the public float to July 26, 2002.

(c)	Stock option plan

The Company has reserved 4,000,000 common shares under its stock option plan. Under the plan, the options are exercisable for one common share and the exercise price of the option must equal the market price of the underlying share at the grant date. The options have vesting periods ranging from the date of grant up to five years. Once vested, options are exercisable at any time until expiry. Expiry dates range between 2004 and 2008.

In 2002, the Company obtained approval to re-price options. All employees, excluding insiders and U.S. employees, were given the opportunity to cancel their existing stock options with an exercise price greater than $6 per share and replace them with new stock options. Options were cancelled on January 31, 2002 and new options to acquire 50% of the number of options cancelled were granted on August 2, 2002 at an exercise price of $3.05.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

Details of the options are as follows:

		Weighted
		average
		exercise
	Number	price per
	of options	share

Options outstanding, September 30, 2000	2,340,500	$5.33
Options granted	780,000	5.30
Options exercised	(101,000)	3.80
Options cancelled	(340,000)	5.87

Options outstanding, September 30, 2001	2,679,500	5.31
Options granted	1,719,000	1.15
Options cancelled	(1,199,500)	5.37

Options outstanding, September 30, 2002	3,199,000	3.06
Options granted	1,820,000	0.26
Options exercised	(388,334)	0.28
Options cancelled	(2,889,250)	2.74

Options outstanding, September 30, 2003	1,741,416	1.27

Options exercisable, September 30, 2003	1,049,750	$1.95

Options exercisable, September 30, 2002	2,322,084	$3.35

Options exercisable, September 30, 2001	1,491,510	$5.07

The range of exercise prices for options outstanding and exercisable options at September 30, 2003 are as follows:

	Number	Weighted Average	Number
Exercise Price	Outstanding	Contractual Life	Exercisable

$0.25	991,666	4.08	300,000
$0.40	20,000	4.77	20,000
$0.61	225,000	3.67	225,000
$3.05	394,750	3.86	394,750
$3.90	50,000	0.44	50,000
$6.20	15,000	0.86	15,000
$7.40	45.000	1.50	45.000

	1,741,416		1,049,750

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

(d)	Earnings (loss) from operations per share:

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	2003	2002	2001

Numerator:
Net earnings (loss) (i)	$2,538,762	$(53,379,435)	$(2,895,372)

Denominator:
Denominator for basic net earnings (loss) per share - weighted average shares outstanding	21,674,064	20,998,397	21,160,616
Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	904,958	—	—
Shares issuable under stock options	460,631	—	—
Shares issuable under conversion of debentures	21,196,342	—	—

Denominator for diluted net earnings (loss) per share	44,235,995	20,998,397	21,160,616

(i)	For fully diluted earnings per share in 2003, the numerator is $3,843,456. This difference is due to the accounting for convertible debentures which requires them to be treated “as if converted” for purposes of fully diluted earnings per share.

Included in the difference is cash interest of $477,377, accreted interest of $718,321 and amortized debenture issue costs of $108,996.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

12.	Share capital (continued)

As the Company experienced a loss for the years ended September 30, 2002 and 2001, all potential common shares outstanding from dilutive securities are considered anti-dilutive and are excluded from the calculation of loss per share.

Details of potential dilutive securities are as follows:

	2003	2002	2001

Effect of dilutive potential common shares:
Shares issuable pursuant to warrants	—	7,882,353	—
Shares issuable under stock options	—	3,199,000	2,679,500
Shares to be issued in respect of contingent consideration	—	—	1,772,241
Shares issuable upon conversion of convertible debentures	—	8,382,353	—

The Company records no compensation expense when options are issued to employees but provides pro forma information for options granted after October 1, 2002 as disclosed in the Summary of Significant Accounting Policies.

The estimated fair value of the options granted during fiscal 2003 was $175,203 (2002 -$279,759) of which $23,268 (2002 - $nil) was expensed in the financial statements. No other value associated with the stock options was recognized in the accounts of the Company.

The following assumptions were used in the calculation of this estimated fair value:

• Risk free interest rate 4.0% (2002 - 4.0%)	• Expected life 1.95 years (2002-1.36 years)
• Expected volatility 83.35% (2002 - 76.0%)	• Expected dividends $nil (2002 - $nil)

Assuming that the Company would have expensed the full value of the stock options in their financial results, the following would be the pro forma net income and earnings per share:

2003

Pro forma net income	$2,386,827
Pro forma earnings per share
Basic	$0.11
Fully diluted	$0.08

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

13.	Income taxes

Income tax expense (recovery) for the years ended September 30, 2003, 2002 and 2001 consists of:

	2003	2002	2001

Current	$102,696	$(3,073,468)	$1,927,172
Future	143,828	(1,780,072)	(567,441)

	$246,524	$(4,853,540)	$1,359,731

The income tax expense (recovery) attributable to income (loss) differs from the amounts computed by applying the Canadian statutory rates of 37.1% (2002 - 39.5%; 2001 - 42.5%) of pre-tax income (loss) as a result of the following:

	2003		2002		2001

Income tax expense (recovery) at statutory rates	$1,033,341	37.1%	$(7,153,748)	(39.5)%	$627,270	42.5%
Increase (decrease) in income taxes resulting from:
Adjustment to future tax assets for substantively enacted changes in tax laws and rates	(179,597)	(6.4)%	654,691	3.6%	100,000	6.8%
Expenses (revenues) deducted (included) in the accounts that have no corresponding deduction (included) for income taxes	(872,628)	(31.3)%	276,996	1.5%	665,323	45.1%
Impact of different tax rate on earnings of foreign subsidiaries	(307,945)	(11.1)%	(483,406)	(2.5)%	(185,524)	(12.6)%
Change in valuation allowance	963,913	34.4%	2,407,144	13.3%	—	—
Other	(390,560)	(13.8)%	(555,217)	(3.1)%	152,662	10.4%

	$246,524	8.9%	$(4,853,540)	(26.7)%	$1,359,731	92.2%

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

13.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at September 30, 2003 and 2002 are presented below:

	2003	2002

Future tax assets:
Capital assets	$1,124,221	$1,263,019
Share issuance costs	399,008	422,369
Non-capital losses expiring in 2010	4,853,936	3,890,104
Other	183,549	189,845

	6,560,715	5,765,337
Less valuation allowance	3,371,057	2,407,144

Net future tax assets	3,189,658	3,358,193
Future tax liabilities:
Goodwill	19,258	43,965

Total net future tax assets	3,170,400	3,314,228
Less current portion	498,172	855,000

	$2,672,228	$2,459,228

At September 30, 2003, the Company has non-capital losses of approximately $12,700,000 available to reduce future years’ taxable income, which expire as follows:

2007	$55,000
2008	3,200,000
2009	6,010,000
2010	3,435,000

$12,700,000

The Company has capital losses of approximately $14,000,000 for United States tax purposes available for carryforward up to 2008 to be applied against future capital gains.

No provision has been made in the financial statements with respect to any potential future income tax assets which may be associated with these capital losses.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

14.	Closure of Hampel Stefanides Inc. (“Hampel”)

On February 7, 2003, the Company decided to cease the operations of Hampel after conducting a review, in conjunction with the Company’s banks, of the ongoing viability, future prospects, cash needs and local debt situation of Hampel. As the Company’s banks held a first charge on the assets of Hampel, the net proceeds from the liquidation of those assets were applied in reduction of the Company’s debt obligations to the banks. Consequently, there were not sufficient proceeds from the liquidation to make any payment to the unsecured creditors of Hampel. As the Company has no obligation to pay the creditors of Hampel, the consolidated accounts of the Company reflect a gain on the shut-down of Hampel.

Following the liquidation of the assets, the shares of Hampel were sold for a nominal consideration, and the purchaser assumed the liabilities. Based on the sale of the shares of Hampel, included in general and administrative expenses is the recognition of a cumulative translation gain of $841,081.

15.	Closure of Subsidiaries

In the first quarter of fiscal 2003, the assets of our technology company Devlin Multimedia Inc. (“Devlin”) were sold, and the Company’s other technology company, Sage Information Consultants Inc. (“Sage”), was shut down. The results of operations prior to these closures have been included in the results of operations for 2003.

The sale of assets to Devlin was completed on October 30, 2002 at a price equal to their net book value, and correspondingly no gain or loss on the disposal was recorded. Legal expenses related to the disposal were recorded to reduce the gain on disposal of subsidiaries, and income taxes related to the closure of the company have been provided in the consolidated provision.

Sage was closed effective November 11, 2002. All operations of the business were halted and the assets and liabilities of the company were realized over time. Envoy sold the rights to continue business with the customers of Sage to a company formed by certain management employees of Sage, and the proceeds of this agreement were used to offset some of the costs incurred to close the business. A loss of $114,684 has been recorded on the closure of Sage.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

16.	Unusual items

During 2002, as a result of changes in the bank loan arrangements, the Company was no longer allowed to fully utilize its line of credit and, accordingly, the remaining unamortized portion of deferred financing charges totalling $750,648 were written off.

During 2001, the Company announced that it was terminating its discussions in connection with the proposed acquisition of Leagas Delaney. Generally accepted accounting principles require that the $1,917,334 of costs incurred in connection with the proposed acquisition and the related equity financing be expensed in full as of the date of abandonment. Costs include legal, accounting, consulting and other out-of-pocket expenses incurred in the negotiation and preparation of legal documents and preparation of long-form prospectus materials prepared in connection with the abandoned acquisition.

17.	Restructuring costs

In response to a general economic downturn impacting the Company’s business, management implemented a restructuring plan during the first half of fiscal 2002 in order to bring costs more in line with expected revenue. The restructuring involved downsizing its workforce, exiting excess office space and writing off redundant capital assets. Accordingly, the Company recorded a restructuring expense of $10,857,534. The restructuring includes a reduction of staff, as well as the abandonment of leased office space in New York City. As part of the settlement with the landlord, the Company issued 250,000 common shares with a cost of $52,500.

Total restructuring costs accrued at September 30 are classified as:

	2003	2002

Accounts payable and accrued liabilities	$214,060	$1,702,345
Long-term portion of restructuring costs	337,407	792,275

	$551,467	$2,494,620

			Total
			provision	Accrual at
			(recovery)	September 30,
	Cash	Non-cash	2003	2003

Severance	$(74,969)	$—	$(74,969)	$56,885
Lease exit costs	(192,243)	—	(192,243)	494,582
Write-down of capital assets	—	—	—	—

	$(267,212)	$—	$(267,212)	$551,467

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

17.	Restructuring costs (continued)

			Total	Accrual at
			provision	September 30,
	Cash	Non-cash	2002	2002

Severance	$3,268,261	$—	$3,268,261	$1,013,424
Lease exit costs	4,055,668	52,500	4,108,168	1,481,196
Write-down of capital assets	—	3,481,105	3,481,105	—

	$7,323,929	$3,533,605	$10,857,534	$2,494,620

18.	Commitments and contingencies

(a)	The Company has entered into operating lease agreements for office premises and equipment with minimum annual lease payments over the next five years as follows:

2004	$1,903,967
2005	1,687,428
2006	1,537,137
2007	1,074,725
2008	1,067,732
Thereafter	1,290,636

$8,561 ,625

Rent expense under operating leases for the year ended September 30, 2003 amounted to $2,645,288 (2002 - $2,041,417; 2001 - $1,980,592).

(b)	The Company has letters of credit outstanding of U.S. $500,000 which expire on April 30, 2004.

(c)	The shares held by the minority shareholders of John Street Inc., representing a 30% interest, are mandatorily redeemable by the Company at September 30, 2004 for cash consideration and as such represents a financial liability of the Company. No amount has been accrued in the financial statements as the purchase price will be determined and paid over a three-year period based on certain performance milestones.

(d)	In the ordinary course of business, the Company and its subsidiaries have legal proceedings brought against them. Management does not expect the outcome of these proceedings, in aggregate, to have a material adverse effect on the Company’s consolidated financial position or results of operations.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

19.	Financial instruments

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(a)	The carrying values and estimated fair values of the Company’s financial instruments are as follows:

(i)	The carrying amounts of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and promissory note approximate their fair values due to the short-term nature of these instruments.

(ii)	The fair value of the Company’s bank credit facility approximates its carrying value as it bears an interest rate that is at the current market rate.

(iii)	The fair values of the Company’s long-term obligations and convertible debentures are estimated using discounted cash flow analysis which is based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The carrying values of the capital leases and convertible debentures are not significantly different from their fair values.

As at September 30, 2003, the carrying value of the loans payable to landlords was $774,820 (2002 - $900,959) and their fair value was $674,653 (2002 - $671,000).

(b)	Risk management activities:

(i)	Currency risk:

The Company is subject to currency risk through its activities in the United States and the United Kingdom. Unfavourable changes in the exchange rate may affect the operating results of the Company. The Company does not actively use derivative instruments to reduce its exposure to foreign currency risk. However, dependent on the nature, amount and timing of foreign currency receipts and payments, the Company may enter into foreign currency contracts to mitigate the associated risks. As at September 30, 2003, there were no foreign currency contracts outstanding.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

19.	Financial instruments (continued)

At September 30, 2003, the Company had U.S. $nil (2002 - $2,002,704) (Cdn.$3,178,691) outstanding on the U.S. portion of the bank credit facility. Prior to June 30, 2002, the U.S. dollar borrowings were designated as a hedge against the Company’s investment in its U.S. operations, managing exposure to foreign currency risk. Commencing July 1, 2002, the Company no longer hedged Watt’s U.S. dollar receivables with foreign currency contracts and thus, the Company’s U.S. dollar borrowings are now a hedge of such receivables.

(ii)	Credit risk:

The Company manages its credit risk with respect to accounts receivable by acting as an agent for its customers, by dealing primarily with large creditworthy customers and by billing whenever possible in advance of rendering services. As at September 30, 2003, one customer represented 8% of accounts receivable (2002 - one customer represented 11% of accounts receivable).

The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its foreign currency contracts. The Company does not obtain collateral or other security to support financial instruments subject to credit risk but mitigates this risk by dealing with financially sound counterparties only and, accordingly, does not anticipate loss for non-performance.

20.	Segmented information

The Company provides integrated marketing communication services to its clients. While the Company has subsidiaries in Canada, the United States, the United Kingdom and Continental Europe, it operates as an international business and has no distinct reportable business segments.

The tables below set out the following information:

(a)	The Company’s external net revenue by geographic region based on the region in which the customer is located is as follows:

	2003	2002	2001

Net revenue:
Canada	$6,966,653	$15,982,433	$21,826,277
United States	18,185,170	27,708,424	40,970,400
United Kingdom and Continental Europe	17,275,420	15,430,233	19,988,864

	$42,427,243	$59,121,090	$82,785,541

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

20.	Segmented information (continued)

(b)	The Company’s identifiable assets for each geographic area in which it has operations are as follows:

	2003	2002

Capital assets:
Canada	$3,631,876	$5,363,424
United States	—	261,566
United Kingdom and Continental Europe	2,229,441	2,211,738

	$5,861,317	$7,836,728

	2003	2002

Goodwill:
Canada	$3,191,903	$3,087,766
United Kingdom and Continental Europe	7,333,882	8,226,517

	$10,525,785	$11,314,283

(c)	The Company’s external net revenue by type of service is as follows:

	2003	2002	2001

Net revenue:
Marketing	$7,822,280	$12,428,558	$24,374,986
Consumer and retail branding	34,313,108	38,203,746	43,437,449
Technology	291,854	8,488,786	14,973,106

	$42,427,243	$59,121,090	$82,785,541

(d)	In 2003, the Company had three customers, which represented 26%, 16% and 12% of net revenue respectively. In 2002, the Company had three customers which represented 19%, 12% and 12% of net revenue respectively. In 2001, the Company had two customers which represented 13.6% and 11.3% of net revenue, respectively.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

21.	Subsequent events

On October 31, 2003, the Company borrowed the amount of $4,500,000, of which $4,000,000 was raised by way of secured debentures and $500,000 by way of unsecured term notes. The loans bear interest at the rate of 10% per annum, mature on October 31, 2006, and carry warrants entitling the lenders to purchase, on or before April 24, 2008, one Envoy common share for each $2.00 principal amount of the loan at a price of $0.15 per share. These warrants were part of the Warrants previously issued to Envoy’s bankers as described in Note 10(a) and Note 10 (c), and released to Envoy as part of its commitment to the bankers to raise additional funds to further reduce its bank indebtedness. All of these warrants have been exercised subsequent to the year end. $3,800,000 of the loan proceeds were used to pay down the bank debt.

$100,000 of the $500,000 unsecured term notes were loaned by officers of the Company and a further $150,000 of the unsecured term notes were loaned by a relative of a director of the Company.

At a special meeting of shareholders the Company held on January 8, 2004, the shareholders approved an amendment to the Articles of the Company to increase its authorized share capital from 50 million common shares to 200 million common shares.

22.	Reconciliation to United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. Set out below are the material adjustments to net earnings (loss) for the years ended September 30, 2003, 2002 and 2001 required to conform to US GAAP.

	2003	2002	2001

	[Restated-
	note 22 (l)]
Net earnings (loss) based on Canadian GAAP	$2,538,762	$(53,379,435)	$(2,895,372)
Stock-based compensation expense (a)	—	—	(886,000)
Foreign currency contracts, net of income tax recovery of $35,703 (c)	—	49,303	(49,303)
Convertible debentures (d)	67,538	(46,100)	—

Net earnings (loss) based on U.S. GAAP	$2,606,300	$(53,376,232)	$(3,830,675)

Net loss from continuing operations	$(1,521,001)	$(15,888,170)	$(4,038,840)
Net earnings (loss) from discontinued operations (note 22(e))	$4,127,301	$(37,488,062)	$208,165

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

The calculation of diluted earnings (loss) per share used income from continuing operations as the “control number” in determining whether potential common shares are dilutive or antidilutive.

	2003	2002	2001

	[Restated-
	note 22(l)]
Earnings (loss) per share:
Basic	$0.12	$(2.54)	$(0.18)
Diluted	0.12	(2.54)	(0.18)
Loss per share from continuing operations:
Basic	$(0.07)	$(0.76)	$(0.19)
Diluted	(0.07)	(0.76)	(0.19)

The following adjustments are required in order to conform shareholders’ equity based on Canadian GAAP to shareholders’ equity based on U.S. GAAP:

	2003	2002

		[Restated-
		note 22(l)]
Shareholders’ equity based on Canadian GAAP	$12,358,503	$9,779,169
Convertible debentures (d)	(593,958)	(578,603)

Shareholders’ equity based on U.S. GAAP	$11,764,545	$9,200,566

Summary of accounting policy differences:

The areas of material difference between Canadian and U.S. GAAP and their impact on the consolidated financial statements of the Company are set out below:

(a)	Stock-based compensation expense:

U. S. GAAP requires the Company to record compensation expense when modifications are made which extend the lives of options. During the year ended September 30, 2001, the Company extended the life of an individual’s option award and has therefore recorded the intrinsic value of the option at the date of the extension as compensation expense.

(b)	Stock-based compensation disclosures:

The Company measures compensation expense relating to employee stock option plans for U.S. GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP, except as disclosed in note 22(a).

Had the Company determined compensation costs based on the fair value at the grant date of its stock options consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123 (“SFAS 123”), the Company’s net earnings (loss) and earnings (loss) per share would have been reported as the pro forma amounts indicated below:

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

	2003	2002	2001

Net earnings (loss) in accordance with U.S. GAAP as reported	$2,606,300	$(53,376,232)	$(3,830,675)
Pro forma net earnings (loss)	2,246,121	(54,353,655)	(4,719,780)

Pro forma basic earnings (loss) per share	$0.10	$(2.59)	$(0.22)
Pro forma diluted earnings (loss) per share	0.10	(2.59)	(0.22)

Compensation cost is reflected over the expected lives of the options. The notional compensation expense associated with the Company’s options is not deductible for Canadian income tax purposes. Accordingly, the full amount of compensation expense is reflected in the pro forma figures above, without any related tax recovery.

The weighted average estimated fair value at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2003 was $0.12 per share (2002 - $0.16; 2001 - $2.39).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	4.00%	4.00%	4.70%
Dividend yield	—	—	—
Volatility factor of the future expected market price of the Company’s common shares	83%	76%	65%
Weighted average expected life of the options	1.95 years	1.36 years	2.33 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected price volatility. Because the Company’s employee share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee share options.

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period on a straight-line basis.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(c)	Derivative financial instruments:

The Company enters into forward contracts to manage its exposure to fluctuations in foreign exchange rates. Effective October 1, 2000, the Company adopted the provisions of FASB Statement No. 133, “Accounting For Derivatives and Hedging Activities.” SFAS No. 133 requires that all derivatives be recognized as assets and liabilities on the balance sheet and measured at fair value. Hedge accounting is only applied to derivatives if the hedging relationship has been identified, and the Company has formally documented the designation of the hedging relationship and the method for assessing the effectiveness of the hedging relationship. Both at inception of the hedging relationship and throughout its term, the relationship must be effective in achieving offsetting changes in the cash flows of the hedged item.

Under SFAS No. 133 for derivatives designated and effective as hedges of future cash flows, changes in the fair value of the derivative are recognized in other comprehensive income, with no impact on net earnings until the hedged item is recognized in earnings. To the extent the hedge is ineffective, or not designated or documented as a hedge, the change in fair value of the hedge would be recognized in earnings each period. During 2001, the Company had not designated and documented its foreign exchange contracts as a hedge of future cash flows and, therefore, must record the change in fair value as a charge against earnings.

Under Canadian GAAP, no accounting recognition is given to the fair value of those forward contracts which are a hedge of future cash flows. As at September 30, 2001, the fair value of foreign exchange forward contracts, which were otherwise designated as a hedge of future cash flows for Canadian GAAP, totalled ($85,006). This amount represents an additional liability under U.S. GAAP, and this amount net of the related tax recovery is recorded as a charge to U.S. GAAP net earnings.

As at September 30, 2003 and 2002, there were no foreign currency contracts outstanding.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(d)	Convertible debentures:

During 2003, the Company issued $2,000,000 (2002 - $3,800,000) in convertible debentures. The debentures are convertible at any time at the option of the holder into common shares and common share purchase warrants of the Company (note 11), and are redeemable in cash at the option of the holder two years after the issue date. Under Canadian GAAP, the debentures are bifurcated into a debt component and an equity component, based on relative fair values, which resulted in aggregate proceeds of $1,465,929 (2002 - $1,949,628) allocated to long-term debt, and $534,071 (2002 - $1,850,372) to shareholders’ equity, respectively.

Under Canadian GAAP, the discount resulting from allocating proceeds to the equity component must be recorded as an additional interest expense, using an effective yield method, over the minimum period to redemption. As a result of accreting the debentures, $718,321 (2002 - $133,870) has been charged as interest expense for 2003. Under Canadian GAAP, issue costs are allocated between the debt and equity components which resulted in $44,048 (2002 - $129,513) of the aggregate $314,955 (2002 - $262,465) issue costs being applied to reduce the equity allocation.

Under U.S. GAAP, any excess of the fair value of the shares over the proceeds allocated to the common stock portion of the conversion option is considered a beneficial conversion feature. For the debentures issued during 2002, an aggregate beneficial conversion feature of $1,188,356 must be recorded as additional interest expense over the minimum period to the earliest redemption date which has been amended, in 2003, from April 29, 2004 and September 12, 2004 respectively to April 24, 2005 for both the debentures issued in 2002. As a result included in interest expense for the debentures during 2003 under U.S. GAAP would be $486,856 (2002 - $168,541) associated with the beneficial conversion feature.

Under U.S. GAAP, costs associated with issuance of the debentures cannot be apportioned between the debt and equity components. Accordingly, at September 30, 2003 unamortized deferred financing fees under U.S. GAAP would be higher by $68,695 (2002 -$118,084). If the Company had recorded the issue costs in accordance with U.S. GAAP, additional amortization of $163,927 (2002 - $11,429) would have been charged to interest expense. Additionally, share capital would be lower by $130,343 (2002 - $nil).

(e)	Discontinued operations:

The businesses disposed of in the Gain on closure of subsidiaries, as described in Notes 14 and 15, are treated as discontinued operations under U.S. GAAP. This treatment requires that the results of operations of these businesses be removed from the normal operations of the Company, and be presented in summary form as earnings from operations, gain on disposal of, and income taxes from those discontinued businesses.

As a result of the accounting for the disposed businesses as discontinued operations under U.S. GAAP, the amounts reported as assets and liabilities on the balance sheet would be different from those reported under Canadian GAAP. The assets and liabilities of the discontinued operations are as follows:

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(e)	Discontinued operations: (continued)

	2003	2002

Current assets	—	$9,262,277
Long-term assets	—	1,105,466
Current liabilities	—	9,983,488

As a result of accounting for the disposed businesses as discontinued operations under U.S. GAAP, the amounts reported as revenues and expenses in the Statements of Operations of the Company would be different than those reported under Canadian GAAP. The revenues and expenses of the discontinued operations are as follows:

	2003	2002	2001

Net revenue	$3,386,913	$15,824,996	$34,683,009
Operating expenses	2,649,784	16,857,573	28,190,551
Depreciation	70,217	520,401	661,504
Interest expense and financing fees	199	727	40,983
Restructuring costs	—	5,691,023	—
Unusual item	—	—	1,380,967
Income taxes (recovery)	(119,903)	(2,552,010)	1,999,098
Goodwill amortization	—	1,436,173	2,201,741
Write-down of goodwill	—	31,359,171	—

Earnings (loss) from discontinued Operations (excluding gain)	$786,616	$(37,488,062)	$208,165

Pre-tax earnings (loss) from discontinued operations	$906,519	$(34,936,052)	$(1,790,932)
Gain on discontinued operations	3,340,685	—	—
Income taxes (recovery) from discontinued operations	(119,903)	(2,552,010)	1,999,098

Earnings (loss) from discontinued operations	$4,127,301	$(37,488,062)	$208,165

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

22.	Reconciliation to United States generally accepted accounting principles (continued)

(f)	Comprehensive income:

The Company’s comprehensive income represents U.S. GAAP net earnings plus the change in the cumulative translation adjustment account in respect of foreign operations as follows:

	2003	2002	2001

	[Restated -
	note 22(l)]
Net earnings (loss) for the year in accordance with U.S. GAAP	$2,606,300	$(53,376,232)	$(3,830,675)
Change in cumulative translation adjustment account	(1,584,672)	515,569	1,147,208

	$1,021,628	$(52,860,663)	$(2,683,467)

(g)	Reduction of capital:

In 1997, the share capital of the Company was reduced by $9,886,961 pursuant to a special resolution of its shareholders and was applied against the deficit. This reduction in capital is not permitted under U.S. GAAP. While the adjustment has no impact on shareholders’ equity, under U.S. GAAP, capital stock would be increased by $9,886,961 and retained earnings would be decreased by $9,886,961 as at September 30, 2003 and 2002.

(h)	Other disclosures:

U. S. GAAP and the United States Securities and Exchange Commission require the Company to disclose the following items, for which disclosure is not required under Canadian GAAP:

(i)	The allowance for doubtful accounts as at September 30, 2003 was $32,048 (2002 -$226,037.

(ii)	U.S. GAAP requires the disclosure of accrued liabilities. Accrued liabilities included in accounts payable and accrued liabilities as at September 30, 2003 were $3,524,013 (2002 - $4,779,517). As at September 30, 2003, Envoy had accrued $1,326,700 (2002- $1,122,745) for the termination of certain leased premises of Hampel Stefanides.

At September 30, 2003 and 2002, there were no other accrued liabilities that exceeded 5% of current liabilities.

(iii)	The Company has disclosed both net earnings before goodwill amortization and earnings per share before goodwill amortization, which are not permitted disclosures under U.S. GAAP.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(i)	Restructuring charges:

Under U.S. GAAP restructuring charges would be included as operating expenses in the consolidated statement of operations and the long term portion of restructuring charges would be included in operating activities on the consolidated statement of cash flows.

(j)	Goodwill amortization and goodwill write-downs:

Under U.S. GAAP goodwill amortization and goodwill write-downs would be included as operating expenses in the consolidated statement of operations and the income taxes relating to these items would not be netted against operating expenses.

(k)	Gain on redemption of shares: Under U.S. GAAP there would be no gain on the redemption of shares (Note 12 (b)).

(l)	Restatement:

Shareholder’s equity and net loss based on U.S. GAAP as at, and for the year ended September 30, 2002 differ from the amounts previously reported as the Company previously expensed the beneficial conversion associated with its convertible debentures, as described in note 22(d), totalling $1,188,356 immediately. However, this amount should have been amortized over the two-year term of the debentures which would reduce the charge in 2002 to $168,451 resulting in a decrease to the U.S. GAAP net loss previously reported of $1,019,815. The effect of this restatement on basic and diluted net loss for the year ended September 20, 2002 was as follows:

U.S. GAAP basic loss per share
As previously reported	($2.59)
Restated	($2.54)
U.S. GAAP diluted loss per share
As previously reported	($2.59)
Restated	($2.54)

(m)	Recent accounting pronouncements:

(i)	Effective October 1, 2003, the Company will be required to adopt the new Canadian Accounting Guideline, “Hedging Relationships”, that establishes standards for the documentation and effectiveness of hedging relationships that are substantially similar to the corresponding requirements in SFAS No. 133. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(ii)	In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. These new rules supersede the write-down and disposal provisions of CICA Handbook Section 3061, “Property, Plant and Equipment”, as well as current Handbook Section 3475, “Discontinued Operations”. The new standards are based on SFAS 144. Under revised Handbook Section 3475, new standards are established for the recognition, measurement, presentation and disclosure of the disposal of long-lived assets as well as for the presentation and disclosure of discontinued operations. New Handbook Section 3063 establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use. Under the new standards, an impairment loss is recognized when the carrying amount of an asset held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. An impairment loss is measured as the amount by which the asset’s carrying amount exceeds its fair value.

The new accounting recommendations contained in Handbook Section 3063 on the impairment of long-lived assets held for use should be applied for years beginning on or after April 1, 2003. The revised accounting recommendations contained in Handbook Section 3475 on disposal of long-lived assets and discontinued operations should be applied to disposal activities initiated by a company’s commitment to a plan on or after May 1, 2003. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

(iii)	In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.EITF 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

(iv)	In December 2002, the FASB issued Statement 148, Accounting for Stock-Based Compensation, Transition and Disclosure. Statement 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Statement 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, Statement 148 requires disclosure of the pro forma effect in interim financial statements. The Company adopted the annual disclosure requirements of Statement 148, which are effective for fiscal years ending after December 15, 2002 and elected to continue to account for employee stock options under APB No. 25.

Envoy Communications Group Inc.
Notes to Consolidated Financial Statements

For the years ended September 30, 2003, 2002 and 2001

(v)	In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for fiscal year ended September 30, 2004. The Company does not believe that the adoption of these standards will have a material impact on its consolidated financial statements.

(vi)	In May 2003, the FASB issued Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 requires that certain financial instruments that are settled in cash, including certain types of mandatorily redeemable securities, be classified as liabilities rather than as equity or temporary equity. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company has not determined the impact of the adoption of these standards on its consolidated financial statements.

Shareholder Information

HEAD OFFICE	OFFICERS	AUDITORS
172 John Street	Geoffrey B. Genovese	BDO Dunwoody LLP
Toronto, Canada M5T 1X5	President, Chairman and	60 Columbia Way, Suite 400
Telephone (416) 593-7555	Chief Executive Officer	Markham, Ontario
Facsimile (416) 593-4434		L3R 0C9
www.envoy.to	Linda Gilbert
	Chief Financial Officer	BANKERS
DIRECTORS		TD Canada Trust
John H. Bailey	John H. Bailey	55 King Street West
B.Comm, J.D., LL.M	Corporate Secretary	TD Tower, 2nd Floor
Barrister & Solicitor		Toronto, Canada M5K 1A2

AUDIT COMMITTEE
David Parkes	Hugh Aird	Fleet Bank
President and CEO,	David I. Hull	1185 Avenue of the Americas
David Parkes & Associates	David Parkes	New York, NY, U.S.A. 10036

Geoffrey B. Genovese	COMPENSATION COMMITTEE	INVESTOR RELATIONS
President, Chairman and	John H. Bailey	E-mail: info@envoy.to
Chief Executive Officer	David I. Hull
Envoy Communications Group Inc.	David Parkes	Additional information is also
available on our
David I. Hull	TRANSFER AGENT	Web site at www.envoy.to
President	Computershare Trust
Hull Life Insurance Agencies Inc.	Company of Canada	STOCK TRADING INFORMATION
	100 University Avenue, 9th Floor	Toronto Stock Exchange: ECG
	Toronto, Canada M5J 2Y1	NASDAQ Exchange: ECGI
Hugh Aird
Senior Relationship Manager	LEGAL COUNSEL
Morgan Stanley Canada	Blake, Cassels & Graydon LLP
Box 25, Commerce Court West
Toronto, Canada M5L 1A9